LIONEL SAWYER & COLLINS

ATTORNEYS AT LAW

SAMUEL S. LIONEL
GRANT SAWYER
(1918-1996)

JON R. COLLINS
(1923-1987)

RICHARD H. BRYAN
JEFFREY P. ZUCKER
PAUL R. HEJMANOWSKI
ROBERT D. FAISS
DAVID N. FREDERICK
RODNEY M. JEAN
TODD TOUTON
CAM FERENBACH
LYNDA S. MABRY
MARK H. GOLDSTEIN
KIRBY J. SMITH
COLLEEN A. DOLAN
JENNIFER A. SMITH
DAN R. REASER
PAUL E. LARSEN
ALLEN J. WILT
LYNN S. FULSTONE

RORY J. REID
DAN C. McGUIRE
JOHN E. DAWSON
FRED D. “PETE” GIBSON, III
CHARLES H. McCREA JR.
GREGORY E. SMITH
MALANI L. KOTCHKA
LESLIE BRYAN HART
CRAIG E. ETEM
TODD E. KENNEDY
MATTHEW E. WATSON
JOHN M. NAYLOR
WILLIAM J. McKEAN
ELIZABETH BRICKFIELD
GREGORY R. GEMIGNANI
LINDA M. BULLEN
LAURA J. THALACKER
DOREEN SPEARS HARTWELL
LAURA K. GRANIER
MAXIMILIANO D. COUVILLIER III
ERIN FLYNN
JENNIFER ROBERTS
MARK A. CLAYTON
1700 BANK OF AMERICA PLAZA 300 SOUTH FOURTH STREET LAS VEGAS, NEVADA 89101 (702) 383-8888 –––– FAX (702) 383-8845 lsc@lionelsawyer.com www.lionelsawyer.com
MICHAEL D. KNOX
MEREDITH L. MARKWELL
DOUGLAS A. CANNON
RICHARD T. CUNNINGHAM
MATTHEW R. POLICASTRO
JENNIFER J. DiMARZIO
PEARL L.GALLAGHER
SUSAN L. MYERS
JENNIFER L. BRASTER
LUCAS J. TUCKER
CHRISTOPHER WALTHER
KEVIN J. HEJMANOWSKI

KETAN D. BHIRUD ROBERT W. HERNQUIST COURTNEY MILLER O'MARA BRIAN H. SCHUSTERMAN MOHAMED A. IQBAL, JR. KELLY R. KICHLINE MARK J. GARDBERG JAMES B. GIBSON GREG J. CARLSON JING ZHAO JOHN D. TENNERT
July 1, 2011	OF COUNSEL A. WILLIAM MAUPIN RICHARD J. MORGAN* ELLEN WHITTEMORE CHRISTOPHER MATHEWS *ADMITTED IN CA ONLY WRITER’S DIRECT DIAL NUMBER (702) 383-8837 mgoldstein@lionelsawyer.com

Eternal Energy Corp.
2549 W. Main Street, Suite 202
Littleton, Colorado 80120

Re:	our file 22314-01

Ladies and Gentlemen:

You asked about the stockholder approval1 requirements for three entities2 that are Nevada corporations and parties to a plan of merger under Nevada Revised Statutes (“NRS”) NRS 92A.100.

The first two are Eternal Energy Corp. (“EERG”) and its wholly-owned subsidiary, Eternal Sub Corp. (“ESC”). The third is American Eagle Energy Inc. (“AMZG”). AMZG and ESC are the constituent entities3 in the merger. AMZG is the merging entity and will merge into ESC and will be the surviving entity.

At issue is the stockholder approval requirements under NRS 92A.120(1).  This statute provides:

1. After adopting a plan of merger, exchange or conversion, the board of directors of each domestic corporation that is a constituent entity (emphasis added) in the merger or conversion, or the board of directors of the domestic corporation whose shares will be acquired in the exchange, (emphasis added) must submit the plan of merger, except as otherwise provided in NRS 92A.1304 and 92A.1805, the plan of conversion or the plan of exchange for approval by its stockholders who are entitled to vote on the plan in accordance with the provisions of this section.

NRS 92A.015 defines “constituent entity” to be:

1.  With respect to a merger, each merging or surviving entity;

1 As defined in NRS 92A.007 which states: Approval” and “vote” as describing action by directors or stockholders mean the vote by directors in person or by written consent, or action of stockholders in person, by proxy or by written consent.

2 As defined in NRS 92A.045.

3 Defined below in NRS  92A.015.

RENO OFFICE: 1100 BANK OF AMERICA PLAZA, 50 WEST LIBERTY STREET • RENO, NEVADA 89501 • (775) 788-8666 • FAX (775) 788-8682

CARSON CITY OFFICE: 410 SOUTH CARSON STREET • CARSON CITY, NEVADA 89701 • (775) 841-2115 • FAX (775) 841-2119

LIONEL SAWYER & COLLINS
        ATTORNEYS AT LAW

Eternal Energy Corp.
July 1, 2011

2.  With respect to an exchange, each entity whose owner’s interests will be acquired or each entity acquiring those interests.

In this case, AMZG and ESC are the constituent entities in the merger.  Under NRS 92A.120(2) the stockholders of these two corporation must vote to approve the plan of merger.  EERG is not a constituent entity.  At issue is whether EERG would be considered party to an “Exchange” such that its stockholders must vote to approve the plan of merger.

NRS 92A.050 defines “Exchange” as the “acquisition by one or more foreign or domestic entities of all (emphasis added) of an owner’s interests or one or more classes or series of an owner’s interests of one or more foreign or domestic entities.”

1 NRS 92A.130 concerns circumstances in which action by the stockholders of a surviving domestic corporation is not required.  This statute is not relevant to this letter.

2 NRS 92A.180 concerns a merger of subsidiary into parent or parent into subsidiary.  This statute is not relevant to this letter.

LIONEL SAWYER & COLLINS
        ATTORNEYS AT LAW

Eternal Energy Corp.
July 1, 2011

NRS 92A.110(1)6 provides that a plan of exchange must be adopted if a domestic entity acquires:

“all of the outstanding owner’s interests (emphasis added) of one or more classes or series of another entity not already owned by the acquiring entity or an affiliate thereof.”

If less than all of the owner’s interests are acquired then there is no exchange.

Under the plan of merger adopted by the boards of the constituent entities, the former stockholders of AMZG are not acquiring any or all of the outstanding owner's interests of EERG. Instead EERG is issuing 164,023,288 new shares of common stock. These shares are newly issued EERG common stock and no old shares of EERG outstanding before the merger will be acquired by the former stockholders of AMZG.

I assume that neither the articles of incorporation nor the bylaws of EERG require stockholder approval to issue 164,023,288 new shares of common stock. It is my understanding that (i) in EERG’s correspondence with the Securities and Exchange Commission, your counsel will validate such assumption and (ii) EERG’s Exhibit 5.1 opinion states that EERG has sufficient authorized but unissued shares of common stock to issue 164,023,288 new shares of common stock. No amendment to EERG’s articles of incorporation must be approved by the stockholders of EERG to authorize additional common stock.

1 NRS 92A.110 is based on Section 11.03 to the Model Business Corporation Act, Third Edition (2011 Revision) which states on page 11-31 that “under section 11.03, the acquiring corporation in a share exchange must acquire all of the shares or interests of the class or series of shares or interests that is being acquired.”

LIONEL SAWYER & COLLINS
        ATTORNEYS AT LAW

Eternal Energy Corp.
July 1, 2011

On the basis of the foregoing, I want to conclude that:

1.  The plan of merger approved by the respective board of directors is a merger of ESC into AMZG. AMZG and ESC are the constituent entities in the merger. Under NRS 92A.120(2) the board of directors must consent and the stockholders of ESC and AMZG must vote to approve the plan of merger. EERG is not a constituent entity in the merger. The approval of the stockholders of EERG is not required under NRS 92A.120(2).

2.  The issue by EERG of 164,023,288 new shares of common stock is not an exchange under NRS 92A.050 because none, let alone all, of the outstanding shares of EERG are not being acquired by the former stockholders of AMZG under the plan of merger.

Nothing in the letter concerns the laws of any jurisdiction other than the State of Nevada.

This letter is intended solely for the use of Eternal Energy Corp. in connection with the plan of merger of AMZG into ESC.  It may be submitted to the Securities and Exchange commission as correspondence in connection with EERG’s Registration Statement on Form S-4 that it filed in connection with the above-referenced issuance, but may not be relied upon by any other person or for any other purpose, or reproduced by any person, without the written consent of the undersigned.

Very truly yours,

//s//  Mark H. Goldstein

Mark H. Goldstein